Exhibit 99.1

FF304 v Page 1 of 6 1.2.4 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: Zhihu Inc. Date Submitted: 27 July 2022 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 22 July 2022 306,840,703 1). Repurchase of shares (or other securities) but not cancelled Date of changes 01 July 2022 95,150 0.0292% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 05 July 2022 118,350 0.0363% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 06 July 2022 116,300 0.0357% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 07 July 2022 87,550 0.0269% %

FF304 v Page 2 of 6 1.2.4 5). Repurchase of shares (or other securities) but not cancelled Date of changes 08 July 2022 125,000 0.0383% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 11 July 2022 133,000 0.0408% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 12 July 2022 142,450 0.0437% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 13 July 2022 135,650 0.0416% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 14 July 2022 161,650 0.0496% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 15 July 2022 137,500 0.0422% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 18 July 2022 44,300 0.0136% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 19 July 2022 134,800 0.0413% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 20 July 2022 83,150 0.0255% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 21 July 2022 34,050 0.0104% % 15). Repurchase of shares (or other securities) but not cancelled 6,500 0.002% %

FF304 v Page 3 of 6 1.2.4 Date of changes 22 July 2022 16). Repurchase of shares (or other securities) and cancelled Shares purchased on 21, 22, 23, 24, 27, 29, 30 June 2022 and canceled on 27 July 2022 Date of changes 27 July 2022 -275,550 0.0845% % 17). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 27 July 2022 16,249% % Closing balance as at (Note 8) 27 July 2022 306,581,402 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 11) No Stock code (if listed) 02390 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 22 July 2022 19,227,592 1). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 27 July 2022 -16,249% % Closing balance as at (Note 8) 27 July 2022 19,211,343

FF304 v Page 4 of 6 1.2.4 N/A Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 v Page 5 of 6 1.2.4 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 v Page 6 of 6 1.2.4 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Not applicable Submitted by: Wei SUN (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)